Exhibit 99.3

FORM OF LETTER TO NOMINEE HOLDERS

[Village Bank and Trust Financial Corp. Letterhead]

[•], 20[•]

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed by Village Bank and Trust Financial Corp. (“we”, “us”, “our” or the “Company”) to securities dealers, commercial banks, trust companies and other nominees in connection with the distribution to recordholders of shares of the Company’s common stock, par value $4.00 per share, at 5:00 p.m., Eastern Time, on [•], 20[•] (the “Record Date”), of non-transferable subscription rights to subscribe for and purchase an aggregate of 1,051,866 shares of the Company’s common stock, as described in the prospectus dated [•], 20[•] (the “Prospectus”).

The rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [•], 20[•], unless the Company extends the offering period for up to 30 days until [•], 20[•] (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, each recordholder of shares of the Company’s common stock will receive one right for each share of common stock owned at 5:00 p.m., Eastern Time, on the Record Date. Each right gives the holder the opportunity to subscribe for three shares of common stock at the cash price of $[•] per share (the “Subscription Price”), which we refer to as the basic subscription privilege. For example, if a recordholder owned 100 shares of common stock as of 5:00 p.m., Eastern Time, on the Record Date, the recordholder would receive 100 rights and would have the right to purchase 300 shares of common stock for the Subscription Price pursuant to the exercise of its basic subscription privilege.

If a holder purchases all of the shares of common stock available to it pursuant to its basic subscription privilege, the holder may also exercise an oversubscription privilege to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription privilege or by the standby investor. The oversubscription privilege will only be offered for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ basic subscription privilege and by the standby investor, does not exceed 1,051,866 shares. We reserve the right to accept or reject oversubscriptions for any reason. If oversubscription requests exceed the number of shares of common stock remaining available for sale after purchases by all shareholders exercising their basic subscription privilege and the standby investor, then we will have discretion to allocate the remaining available shares of common stock among shareholders who oversubscribed as we deem appropriate. When determining how to allocate such remaining shares, we may give priority to those oversubscription purchasers that we believe will develop future business relationships with us, refer business to us or purchase additional shares of our common stock on the open market after the closing of the offering.

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Other than the standby investor or any shareholder that owns, as of the date of the Prospectus, more than 5% of our issued and outstanding shares of common stock, a person or entity, together with related persons or entities, may not exercise subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the offering, or that would otherwise require regulatory approval. In addition, any person or entity, together with related persons or entities, that exercises subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, results in such person or entity, together with any related persons or entities, owning 3% or more of our issued and outstanding shares of common stock following the offering will be required to enter into an agreement prohibiting such person or entity from purchasing additional shares that would result in such person or entity owning more than 5% of our issued and outstanding shares of common stock. In addition, notwithstanding any other information presented herein or in the Prospectus, we do not intend to accept any subscriptions pursuant to the basic subscription privilege or the oversubscription privilege if we believe such subscriptions or oversubscriptions may have an unfavorable effect on our ability to preserve our net operating loss carryforwards deferred tax asset.

Each recordholder is required to submit payment in full for all the shares it wishes to buy on behalf of the beneficial holders with its basic subscription privilege and its oversubscription privilege. Because we will not know the total number of unsubscribed shares prior to the expiration of the offering, if a recordholder wishes to maximize the number of shares purchased pursuant to the recordholder’s oversubscription privilege, the recordholder needs to deliver payment in an amount equal to the aggregate subscription payment for the maximum number of shares of common stock that may be available to the recordholder, assuming the recordholder fully exercises its basic subscription privilege and is allotted the full amount of its oversubscription privilege as elected by the recordholder.

If you, as nominee, do not indicate the number of rights being exercised by the beneficial holder, or the subscription agent does not receive the full subscription payment for the number of rights that the recordholder indicates are being exercised, then the recordholder will be deemed to have exercised the maximum number of whole rights that may be exercised with the aggregate subscription payment the recordholder delivered to the subscription agent. If the recordholder’s aggregate subscription payment is greater than the amount it owes for exercise of its basic subscription privilege in full, the recordholder will be deemed to have exercised its oversubscription privilege to purchase the maximum number of unsubscribed shares that may be purchased with its over-payment. If we do not apply a recordholder’s full subscription payment to its purchase of shares of common stock, the excess subscription payment received by the subscription agent will be returned to you, for the benefit of the beneficial holders, without interest or penalty, as soon as practicable. The rights will be evidenced by a non-transferable subscription rights certificate and will cease to have any value at the Expiration Time.

We are asking persons who hold shares of common stock beneficially and who have received the rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the rights will be for the account of the holder of the rights, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Enclosed are copies of the following documents:

1. Prospectus;

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2. A form of letter that may be sent to your clients for whose accounts you hold shares of common stock registered in your name or the name of your nominee, with an attached form of instructions;

3. Beneficial Owner Election Form;

4. Nominee Holder Certification; and

5. A return envelope address to Computershare, Inc., the subscription agent.

Your prompt action is requested. To exercise the rights, you should deliver, on behalf of the beneficial holders, the properly completed Nominee Holder Certifications and Beneficial Owner Election Forms, with payment in full of the Subscription Price for each share of common stock subscribed for by the beneficial holders pursuant to the basic subscription privilege and the oversubscription privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Nominee Holder Certification and Beneficial Owner Election Form with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A recordholder cannot revoke the exercise of its rights. Rights not exercised prior to the Expiration Time will expire and will no longer be exercisable.

Additional copies of the enclosed materials may be obtained by contacting our sales agents, Compass Point Research & Trading, LLC and Boenning & Scattergood, Inc., at (216) 378-1297. If you have any general questions regarding the offering, the Company, or Village Bank, please contact our Chief Financial Officer, C. Harril Whitehurst, Jr., at (804) 419-1232.

Very truly yours,

William G. Foster, Jr.
President and Chief Executive Officer

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF VILLAGE BANK AND TRUST FINANCIAL CORP., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

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